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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

THERMOENERGY CORPORATION (formerly known as Innotek Corporation)

(Name of Issuer)

Common Stock($.001 par value)

(Title of Class of Securities)

45764M102

(Cusip Number)

Gary S. Friedman, Esq.
Kaufman Friedman Plotnicki & Grun, LLP
300 East 42nd Street
New York, New York 10017
(212) 687-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

AMENDMENT NO. 8
TO
SCHEDULE 13D.

CUSIP No. 45764M102

1.	Name of Reporting Person: Robert S. Trump		I.R.S. Identification Nos. of above persons (entities only): ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,467,893

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 2,467,893

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,467,893

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.8%

14.	Type of Reporting Person (See Instructions): IN

The Statement on Schedule 13D dated July 27, 1993 (the “Schedule 13D”) with respect to the beneficial ownership by Robert S. Trump of shares of common stock, $.001 par value, of ThermoEnergy Corporation (formerly known as Innotek Corporation) (the “Issuer”), Amendment No. 1 to Schedule 13D (“Amendment No. 1”), Amendment No. 2 to Schedule 13D (“Amendment No. 2”), Amendment No. 3 to Schedule 13D (“Amendment No. 3”), Amendment No. 4 to Schedule 13D (“Amendment No. 4”), Amendment No. 5 to Schedule 13D (“Amendment No. 5”), Amendment No. 6 to Schedule 13D (“Amendment No. 6”) and Amendment No. 7 to Schedule 13D (“Amendment No. 7”) are hereby amended as set forth below. Terms used in this Amendment No. 8 which are defined in the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 or Amendment No. 7, shall have the meanings ascribed to such terms in the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 or Amendment No. 7, as the case may be.

1.     Item 3, Source and Amount of Funds or Other Consideration, is amended by the addition of the following paragraphs at the end thereof:

On or about July 22, 2003, Mr. Trump elected to convert all of the convertible debentures issued by the Company and owned by Mr. Trump into shares of Common Stock at a conversion price of $1.05 per share. Such conversion will result in the issuance to Mr. Trump of 1,758,839 shares of Common Stock. No additional consideration is being or will be paid by Mr. Trump to the Company in connection with such conversion.

2.     Item 5, Interest in Securities of the Issuer, is amended in its entirety to read as follows:

As of the date hereof, Mr. Trump owns 2,156,789 shares of Common Stock, which represents approximately 14.1% of the outstanding shares of the Company’s capital stock. In addition, Mr. Trump may be deemed to beneficially own 311,104 shares of Common Stock underlying warrants which, together with the 2,156,789 shares referred to above, would represent beneficial ownership of approximately 15.8% of the outstanding capital stock of the Company.1

1 The calculations in this Amendment No. 8 are based upon written information provided by the Issuer on July 29, 2003 indicating that, after conversion of all of the debentures being converted in connection with the subject transaction (inclusive of Mr. Trump’s debentures), a total of 15,284,310 shares of Common Stock will be issued and outstanding.

Mr. Trump has not engaged in any other transaction in the capital stock of the Company within the 60 days preceding the filing of this Amendment No. 8.

3.     Item 7, Material to be filed as Exhibits, is amended by the addition of the following Exhibits:

(RR)	Letter agreement dated July 15, 2003 between the Issuer and Robert S. Trump, executed by Mr. Trump on July 28, 2003 and delivered to the Company on July 31, 2003, confirming Mr. Trump’s intent to convert all of the convertible debentures owned by Mr. Trump into 1,758,839 shares of Common Stock.

EXHIBIT INDEX
SIGNATURE
LETTER AGREEMENT

EXHIBIT INDEX

(RR)	Letter agreement dated July 15, 2003 between the Issuer and Robert S. Trump, counterexecuted by Mr. Trump on July 28, 2003 and delivered to the Company on July 31, 2003, confirming Mr. Trump’s intent to convert all of the convertible debentures owned by Mr. Trump into 1,758,839 shares of Common Stock	Page 8

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete, and correct.

Dated: July 31, 2003

/s/ Robert S. Trump
Robert S. Trump